UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-38790

CUSIP Number 644393100

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN
	☐	Form N-CSR

For Period Ended:	December 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I - REGISTRANT INFORMATION

New Fortress Energy Inc.
Full Name of Registrant

Former Name if Applicable

111 W. 19th Street, 8th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10011
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

New Fortress Energy Inc. (the “Company”) is working diligently and plans to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Annual Report”) as soon as practicable. As reported in Item 4.02 of its Current Report on Form 8-K dated March 17, 2026 (the "Form 8-K"), the Audit Committee of the Board of Directors concluded that the Company's previously issued financial statements for the years ended December 31, 2024 and 2023 included in the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2024, filed on June 30, 2025, and each of the Company's previously issued financial statements included in its Quarterly Reports on Form 10-Q as of and for each of the interim periods in 2025 and 2024 should no longer be relied upon.

As discussed in the Form 8-K, the Company requires additional time to complete a restatement of its historical financial statements related to the incorrect presentation of certain capital expenditures on its statements of cash flows. Additionally, certain errors were identified in the capitalization of interest, as well as other insignificant errors, that require restatement of the Company's 2025 interim financial statements. The Company continues to work diligently to complete the remaining review and restatement procedures. As a result, the Company has determined that it is unable, without unreasonable effort or expense, to file the Annual Report within the prescribed time period.

The Company expects to file the Annual Report, including all required restated financial statements, no later than March 31, 2026 or as soon as practicable; however, the timing of the filing may be subject to further delay, and the Company cannot provide assurance regarding the definitive filing date while this work remains in progress.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Christopher S. Guinta	(516)	268-7400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).Yes ☒ No ☐

(3)	Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Form 12b-25 requires that the Company disclose any significant changes during the year ended December 31, 2025 compared to December 31, 2024. The Company's revenue from terminal operations for the year ended December 31, 2025 significantly decreased compared to the year ended December 31, 2024, largely related to revenue attributable to the temporary power project in Puerto Rico that was discontinued on March 15, 2024, reduced revenues in

Jamaica due to the sale of the Company’s business in Jamaica in May 2025 and lower cargo sales. In addition, the Company generated significant losses for the year ended December 31, 2025 compared with the year ended December 31, 2024 largely as a result of goodwill and asset impairments, significant increase in the cost of borrowing as well as increases in costs incurred relating to the Company's strategic transactions, including restructuring of the Company's debt obligations. The significant losses were partially offset by the gain on the sale of the Company's business in Jamaica and sale of certain vessels.

Cautionary Note Regarding Forward-Looking Statements
This Form 12b-25 contains certain statements and information that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 12b-25 (including, without limitation, statements regarding the Company’s ability to complete the review and restatement procedures described in this Form 12b-25 and the impacts thereof, the anticipated timing of the filing of the Annual Report and the Company’s expected results for three and twelve months ending December 31, 2025) other than historical information, are forward-looking statements that involve known and unknown risks and relate to future events, the Company’s future financial performance or the Company’s projected business results. You can identify these forward-looking statements by the use of forward-looking words such as “expects,” “may,” “will,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable words. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition or the stock prices of the Company. These forward-looking statements represent the Company’s expectations or beliefs concerning future events, and it is possible that the results described herein will not be achieved. These forward-looking statements are necessarily estimates based upon current information and are subject to risks, uncertainties and other factors, many of which are outside of the Company’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including the timing and nature of the resolution of the issues discussed in this Form 12b-25, any further delay in the filing of the Annual Report or other required periodic reports, whether a restatement or correction of financial results will be required for other accounting issues and adverse effects on the Company related to the disclosures made in this Form 12b-25. Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, quarterly and other reports filed with the Securities and Exchange Commission, which could cause its actual results to differ materially from those contained in any forward-looking statement. The Company undertakes no duty to update these forward-looking statements, even though its situation may change in the future.

New Fortress Energy Inc.
(Name of Registrant as Speciﬁed in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2026	By /s/ Christopher S. Guinta
Christopher S. Guinta Chief Financial Officer